UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Collectors Universe, INC.

(Name of Subject Company)

Collectors Universe, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per Share

(Title of Class of Securities)

19421R200

(CUSIP Number of Class of Securities)

Joseph J. Orlando
President and Chief Executive Officer
Collectors Universe, Inc.
1610 E. Saint Andrew Place

Santa Ana, CA 92705
(949) 567-1234

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Robert F. Kornegay Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, CA 92130-3002 (858) 350-2300	Robert T. Ishii Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, CA 94105 (415) 947-2000	Douglas K. Schnell David J. Berger Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

[X]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing contains the following information and documents relating to the transactions contemplated by the Agreement and Plan of Merger, dated as of November 30, 2020, by and among Collectors Universe, Inc., Cards Parent LP, and Cards Acquisition Inc.:

●	The information set forth under Items 1.01, 8.01 and 9.01 of the Current Report on Form 8-K filed by Collectors Universe, Inc. on November 30, 2020 (including all exhibits attached thereto), which information is incorporated by reference.
●	Exhibit 99.1: Employee letter.
●	Exhibit 99.2: Employee FAQ.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Employee letter.
99.2	Employee FAQ.